Baird, Kurtz & Dobson
                            City Center Square
                       1100 Main Street, Suite 2700
                        Kansas City, MO 64105-2112
                      816-221-6300   Fax 816-221-6380
                                www.bkd.com



Independent Accountants' Report


To the Board of Directors of
UMB Scout Worldwide Fund, Inc.
and
the Securities and Exchange Commission:

RE:	UMB Scout Worldwide Fund, Inc.
Form N-17f-2
File Number 811-7472


We have examined management's assertion about UMB SCOUT WORLDWIDE FUND, INC.'s (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of January 31, 2000, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 31, 2000, with respect to securities of UMB SCOUT WORLDWIDE FUND, INC., without prior notice to management:

- Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company, Participants
Trust Company, Brown Brothers Harriman & Co. and Euroclear in book entry form;

- Reconciliation of all such securities to the books and records of the Company and the Custodian;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with custodian records.




We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that UMB SCOUT WORLDWIDE
FUND, INC. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2000 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of UMB SCOUT WORLDWIDE FUND, INC. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


BAIRD, KURTZ & DOBSON

Kansas City, Missouri
April 10, 2000


Members of
Moores
Rowland
International

	Washington, D.C. 20549

	FORM N-17f-2

	Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

	Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:

     811-7472		January 31, 2000






2. State Identification Number:






AL	*

AK	00
02066

AZ 	S-
0035534-
QUAL

AR	93-
M0328-01

CA 	308-
7989

CO	IC-94-
06-769

CT	SI45572

DE	8684

DC	*

FL	*

GA	56-
002879

HI	*

ID	48847

IL	9943025

IN	93-0423
IC

IA	I-29840

KS
	94S00
00015

KY	M34790

LA	66063

ME	0-6833

MD	SM980018

MA	989284

MI	227114

MN	R-
36764.1

MS	MF-98-
01-002

MO	1993-
00673

MT	28321

NE	30480

NV	*

NH	*

NJ 	*

NM	695887

NY	S 27 53
21

NC	7489

ND	U563

OH 	17400

OK	I-321397

OR	98-0080

PA	93-07-
010MF

RI	*

SC
	MF1122
0

SD	10597

TN	RM98-
3647

TX	C 42953

UT	006-6364-
13

VT
	1/16/98-
25

VA	2612

WA	C-
57891-e

WV	MF-24123

WI	341394-
03

WY 	20513

PUERTO RICO  S-19806



Other (specify):
   *Indicates Fund is registered in state but state does not issue identification numbers
	Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Capital Preservation
Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Regional
Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund,
Worldwide Fund, Worldwide Select Fund)






3. Exact name of investment company as specified in registration statement:
UMB Scout Worldwide Fund, Inc.






4. Address of principal executive office: (number, street, city, state, zip code)
700 Karnes Boulevard, BMA Tower, Kansas City, Missouri  64108













INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

	THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms.
 Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

         Management Statement Regarding Compliance with
    Certain Provisions of the Investment Company Act of 1940





   We, as members of management of UMB Scout Worldwide Fund, Inc. (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 31, 2000 and from June 30, 1999 through January 31, 2000.

    Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2000 and from June 30, 1999 through January 31, 2000, with respect to securities reflected in the investment account of the Company.


UMB SCOUT WORLDWIDE FUND, INC.

By /s/Ralph R. Santoro
   Ralph R. Santoro, Senior Vice President

                           Baird, Kurtz & Dobson
                            City Center Square
                       1100 Main Street, Suite 2700
                        Kansas City, MO 64105-2112
                      816-221-6300   Fax 816-221-6380
                                www.bkd.com



Independent Accountants' Report


To the Board of Directors of
UMB Scout Worldwide Select Fund, Inc.
and
the Securities and Exchange Commission:

RE:	UMB Scout Worldwide Select Fund, Inc.
Form N-17f-2
File Number 811-7472


We have examined management's assertion about UMB SCOUT WORLDWIDE SELECT FUND, INC.'s (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of January 31, 2000, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 31, 2000, with respect to securities of UMB SCOUT WORLDWIDE SELECT FUND, INC., without prior notice to management:

- Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company, Participants
Trust Company, Brown Brothers Harriman & Co. and Euroclear in book entry form;

- Reconciliation of all such securities to the books and records of the Company and the Custodian;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with custodian records.




We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that UMB SCOUT WORLDWIDE SELECT FUND, INC. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2000 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of UMB SCOUT WORLDWIDE SELECT FUND, INC. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


BAIRD, KURTZ & DOBSON

Kansas City, Missouri
April 10, 2000

Members of
Moores
Rowland
International

	Washington, D.C. 20549

	FORM N-17f-2

	Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

	Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:

     811-7472	January 31, 2000






2. State Identification Number:






AL	*

AK	99 03459

AZ 	S-
0062433

AR	93-
M0328-02

CA 	308-
7989

CO	IC-94-
06-769

CT	1001461

DE	*

DC	*

FL	*

GA	56-
002879

HI	*

ID	50644

IL	9943025

IN	93-0423
IC

IA	I-44127

KS
1999S000
1139

KY	M34790

LA	66063

ME	MF99-
11988

MD	SM990911

MA	*

MI	230926

MN	R-
36764.1

MS	MF-99-
04-111

MO	1993-
00673

MT	41176

NE	147313

NV	*

NH	*

NJ 	*

NM	995443

NY	S 28 75
37

NC	7489

ND	Y343

OH 	18442

OK	SE-
2001982

OR	98-0080

PA	93-07-
010MF

RI	*

SC	MF12209

SD	18922

TN	M99-1262

TX	C 59102

UT	006-
6364-13

VT
	4/23/99-
12

VA	2612

WA	C-61706-
0

WV	MF-34890

WI	367263-
03

WY 	20513

PUERTO RICO



Other (specify):
   *Indicates Fund is registered in state but state does not issue identification numbers
	Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Capital Preservation
Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Regional Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund)






3. Exact name of investment company as specified in registration statement:
UMB Scout Worldwide Select Fund, Inc.






4. Address of principal executive office: (number, street, city, state, zip code)
700 Karnes Boulevard, BMA Tower, Kansas City, Missouri  64108













INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

	THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms.
 Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

         Management Statement Regarding Compliance with
    Certain Provisions of the Investment Company Act of 1940





   We, as members of management of UMB Scout Worldwide Select Fund, Inc. (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 31, 2000 and from June 30, 1999 through January 31, 2000.

    Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2000 and from June 30, 1999 through January 31, 2000, with respect to securities reflected in the investment account of the Company.


UMB SCOUT WORLDWIDE SELECT FUND, INC.

By /s/Ralph R. Santoro
   Ralph R. Santoro, Senior Vice President